                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No.11)


                              IDENTIX INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK ($0.01 Par Value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    451906101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Identix Incorporated
                   510 N. Pastoria Avenue Sunnyvale, CA 94086
                               Tel: (408) 731-2000

    Christopher M. Wells, Esq., Coudert Brothers, 1114 Avenue of the Americas
                     New York, New York 10036 (212) 626-4400
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                November 8, 1999
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                               Page 1 of 10 Pages

CUSIP No. 451906101                 SCHEDULE 13D              Page 2 of 10 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Ascom Holding AG


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       00


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Switzerland


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             4,330,024
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,330,024

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.1%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO


--------------------------------------------------------------------------------

CUSIP No. 451906101                 SCHEDULE 13D              Page 3 of 10 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Ascom USA Inc.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       00


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       New York


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             4,330,024
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,330,024

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.1%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO


--------------------------------------------------------------------------------

         This Eleventh Amended Statement (the "Eleventh Amended Statement") to the initial Schedule 13D filed with the Securities and Exchange Commission on behalf of Ascom Hasler Ltd. on September 12, 1988, the First Amendment to
Schedule 13D filed on October 25, 1988, the Second Amendment to Schedule 13D filed on December 23, 1988, the Third Amendment to Schedule 13D filed on March 23, 1989, the Fourth Amendment to Schedule 13D filed on December 13, 1989, the Fifth Amendment to Schedule 13D filed on July 24, 1990, the Sixth Amendment to
Schedule 13D filed on December 26, 1990, the Seventh Amendment to Schedule 13D filed on August 13, 1992, the Eighth Amendment to Schedule 13D filed on March 30, 1993, the Ninth Amendment to Schedule 13D filed on July 19, 1996, and the Tenth Amendment to Schedule 13D filed on August 12, 1999, all of which are incorporated by reference herein and are referred to collectively herein as the "Prior Filings," is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended, on behalf of Ascom Holding AG ("Ascom AG") and Ascom USA Inc. ("Ascom USA" and, together with Ascom AG, sometimes collectively referred to herein as the "Reporting Persons"). Unless otherwise stated herein, all capitalized terms used in this Eleventh Amended Statement have the same meanings as those set forth in the Prior Filings.


Item 3.  Source and Amount of Funds or Other Consideration.

                  Not applicable.


Item 4.  Purpose of Transaction.

                  Item 4 is hereby supplemented as follows:

                  The Reporting Persons effected the following dispositions of the Issuer's Common Stock in open market transactions: (i) 9,000 shares at $7.27778 per share on August 12, 1999; (ii) 11,000 shares at $7.50 per share on August 13, 1999; (iii) 6,000 shares at $7.54167 per share on August 16, 1999; (iv) 6,900 shares at $7.625 per share on August 17, 1999; (v) 12,000 shares at $7.85417 per share on August 18, 1999; (vi) 7,100 shares at $8.00 per share on August 19, 1999; (vii) 3,000 shares at $8.04167 per share on August 20, 1999; (viii) 3,100 shares at $8.00202 per share on August 23, 1999; (ix) 18,000 shares at $8.06944 per share on August 24, 1999; (x) 8,000 shares at $8.20312 per share on August 25, 1999; (xi) 5,900 shares at $8.31250 per share on August 26, 1999; (xii) 8,000 shares at $8.07812 per share on August 30, 1999; (xiii) 400 shares at $8.125 per share on August 31, 1999; (xiv) 3,800 shares at $8.00 per share on September 1, 1999; (xv) 12,000 shares at $8.02083 per share on September 2, 1999; (xvi) 10,800 shares at $8.0625 per share on September 3, 1999;
                  (xvii) 18,000 shares at $8.88194 per share on September 7, 1999; (xviii) 3,000 shares at $9.00 per share

                               Page 4 of 10 Pages
                  on September 8, 1999; (xix) 11,200 shares at $9.00223 per share on September 9, 1999; (xx) 16,900 shares at $9.07433 per share on September 10, 1999; (xxi) 2,900 shares at $8.5625 per share on September 27, 1999; (xxii) 5,600 shares at $8.25 per share on September 28, 1999; (xxiii) 5,000 shares at $8.25 per share on September 29, 1999; (xxiv) 9,600 shares at $8.33594 per share on September 30, 1999; (xxv) 11,900 shares at $8.41597 per share on October 1, 1999; (xxvi) 15,000 shares at $8.94042 per share on October 4, 1999; (xxvii) 11,500 shares at $8.5625 per share on October 6, 1999; (xxviii) 16,000 shares at $8.375 per share on October 11, 1999; (xxix) 5,200 shares at $8.43269 per share on October 12, 1999; (xxx) 2,900 shares at $8.28879 per share on October 13, 1999; (xxxi) 2,600 shares at $8.10817 per share on October 14, 1999; (xxxii) 2,000 shares at $8.00 per share on October 15, 1999; (xxxiii) 2,000 shares at $8.00 per share on October 21, 1999; (xxxiv) 37,100 shares at $8.00977 per share on October 22, 1999;
                  (xxxv) 12,000 shares at $8.01198 per share on October 25, 1999; (xxxvi) 5,000 shares at $8.00 per share on October 26, 1999; (xxxvii) 9,800 shares at $8.66326 per share on November 5, 1999; (xxxviii) 22,000 shares at $9.18465 per share on November 8, 1999; (xxxix) 6,000 shares at $9.00 per share on November 9, 1999; (xl) 6,800 shares at $9.01654 per share on November 10, 1999; (xli) 400 shares at $8.875 per share on November 11, 1999; (xlii) 17,000 shares at $9.04411 on
                  November 12, 1999; (xliii) 12,500 shares at $10.2 per share on November 15, 1999; (xliv) 15,000 shares at $10.675 per share on November 16, 1999; (xlv) 7,000 shares at $10.00 per share on November 17, 1999; (xlvi) 5,000 shares at $10.00 per share on November 18, 1999 (collectively, the "Share Disposition Transactions").

                  Except as described herein and as set forth in the Prior Filings, the Reporting Persons have no present plans or proposals which may relate to the types of changes or transactions described in clauses (a) through (j) of Item 4 of
                  Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

                  Item 5 is hereby supplemented as follows:

  (a) and (b).    As a result of the Share Disposition Transactions, the
                  aggregate number of shares and percentage of Common Stock of the Issuer beneficially owned by the Reporting Persons, as well as the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition of the Reporting Persons are as follows:

                               Page 5 of 10 Pages


                                                                Power to Vote\1                  Power to
                       No of Shares         Percentage       ---------------------           ---------------------
Person              Beneficially Owned       of Class        Sole           Shared           Sole           Shared
------              ------------------       --------        ----           ------           ----           ------
Ascom USA              4,330,024             14.1%            0                0           4,330,024           0

Ascom AG2              4,330,024             14.1%            0                0           4,330,024           0



         1 The Common Stock is subject to a voting trust described in Prior Filings pursuant to which Ascom USA has no voting power except to cast votes regarding certain extraordinary corporate events.

         2 Ascom USA is a wholly-owned subsidiary of Ascom Holding Inc., a Delaware corporation, which, in turn, is a wholly-owned subsidiary of Ascom AG. Therefore, Ascom AG may be deemed a beneficial owner of the Common Stock directly owned by Ascom USA.


(c) The Reporting Persons effected the following dispositions of the Issuer's Common Stock in open market transactions: (i) 2,900 shares at $8.5625 per share on September 27, 1999; (ii) 5,600 shares at $8.25 per share on September 28, 1999; (iii) 5,000 shares at $8.25 per share on September 29, 1999; (iv) 9,600 shares at $8.33594 per share on September 30, 1999; (v) 11,900 shares at $8.41597 per share on October 1, 1999; (vi) 15,000 shares at $8.94042 per share on October 4, 1999;
         (vii) 11,500 shares at $8.5625 per share on October 6, 1999; (viii) 16,000 shares at $8.375 per share on October 11, 1999; (ix) 5,200 shares at $8.43269 per share on October 12, 1999; (x) 2,900 shares at $8.28879 per share on October 13, 1999; (xi) 2,600 shares at $8.10817 per share on October 14, 1999; (xii) 2,000 shares at $8.00 per share on October 15, 1999; (xiii) 2,000 shares at $8.00 per share on October 21, 1999; (xiv) 37,100 shares at $8.00977 per share on October 22, 1999;
         (xv) 12,000 shares at $8.01198 per share on October 25, 1999; (xvi) 5,000 shares at $8.00 per share on October 26, 1999; (xvii) 9,800 shares at $8.66326 per share on November 5, 1999; (xviii) 22,000 shares at $9.18465 per share on November 8, 1999; (xix) 6,000 shares at $9.00 per share on November 9, 1999; (xx) 6,800 shares at $9.01654 per share on November 10, 1999; (xxi) 400 shares at $8.875 per share on November 11, 1999; (xxii) 17,000 shares at $9.04411 on November 12, 1999;
         (xxiii) 12,500 shares at $10.2 per share on November 15, 1999; (xxiv) 15,000 shares at $10.675 per share on November 16, 1999; (xxv) 7,000 shares at $10.00 per share on November 17, 1999; (xxvi) 5,000 shares at $10.00 per share on November 18, 1999.

         Except as set forth in this Eleventh Amended Statement, neither the Reporting Persons nor, to the best of their knowledge and belief, any officer, director or controlling


                               Page 6 of 10 Pages
         person of the Reporting Persons has effected any transactions in the Issuer's common stock during the past sixty (60) days.


Item 7.  Material to be filed as Exhibits.

                  Item 7 is hereby supplemented as follows:

                  Exhibit           Description
                  -------           -----------

                  1. Joint Filing Agreement, dated November 18, 1999, between Ascom AG and Ascom USA.
























                               Page 7 of 10 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   November 18, 1999
                                          ASCOM USA INC.



                                          By: /s/  Norbert Weissberg
                                              ---------------------------
                                          Name:  Norbert Weissberg
                                          Title: President


                                          ASCOM HOLDING AG



                                          By: /s/ Markus Zimmermann
                                          -------------------------------
                                              Name:  Markus Zimmermann
                                              Title: First Vice President









                               Page 8 of 10 Pages

                                  EXHIBIT INDEX


Exhibit
-------

1.       Joint Filing Agreement, dated November 18, 1999 between Ascom AG and
         Ascom USA.




















                               Page 9 of 10 Pages